UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 26, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$40 million Senior Secured Trade Finance Term Loan for Banco Financiero del Perú S.A. (Peru)

Panama City, Republic of Panama, December 26, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the closing of a US$40 million, 36-Month Senior Secured Trade Finance Term Loan (the “Facility”) for Peruvian-based Banco Financiero del Perú S.A. (“Banco Financiero” or the “Borrower”). Banco Financiero is the sixth largest bank in Peru, in terms of assets and loan portfolio. The bank is part of Grupo Financiero Pichincha, Ecuador´s largest financial institution with a track-record of over 100 years.

Bladex was the Sole Lead Arranger and Bookrunner of the transaction. The Bank is also the Administrative Agent and the Collateral Agent under the Facility.

Proceeds will be used to support the growth of Banco Financiero’s trade-related operations. The Facility’s structure includes a pledge over a portion of the Borrower’s trade finance portfolio.

The transaction represents the first syndicated loan in the international markets for Banco Financiero, successfully broadening the bank’s medium-term sources of funding. The Facility attracted the interest of several financial institutions based in Panama, China, Curaçao, and Germany, most of which are supporting Banco Financiero for the first time with medium-term funding.

The success of the transaction attests to Bladex’s growing franchise in the Latin American syndicated loan market and its commitment to support financial institutions in securing tailor-made financing to grow their business activities.

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama